

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Ian Huen
Chief Executive Officer and Executive Director
Aptorum Group Ltd
17 Hanover Square
London W1S 1BN, United Kingdom

Re: Aptorum Group Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed September 25, 2020
File No. 333-248743

Dear Mr. Huen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Exhibits

1. Please have both counsels revise their opinions to sign the opinions. Please also have Campbells revise its opinion to refer to the number of shares being registered.

Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Taubman